Gryphon Gold Corporation
Suite 810-1130 W. Pender St.
Vancouver, BC
Canada V6E 4A4

May ____, 2008

George K. Schuler

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

100 F. Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Gryphon Gold Corporation

Form 10-KSB for the Fiscal Year Ended March 31, 2007

Filed June 21, 2007

File No. 333-127635

Ladies and Gentlemen:

On behalf of Gryphon Gold Corporation (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on May 6, 2008, in regard to the Form 10-KSB for the fiscal year ended March 31, 2007 (the “2007 Form 10-KSB”) filed by the Company on June 21, 2007 (File No. 333-127635).

Engineering Comments

SEC Comment No. 1:

We note your response to prior comment 3 in which you explain that because you are a reporting issuer in Canada who is required to prepare filings, such as an annual report, compliant with National Instrument 43-101 to fulfill your reporting obligations in Canada; you believe the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7 would allow disclosure of resources in your filings with the SEC. However, since you are incorporated in the State of Nevada and filing on domestic Forms, the exception you note is unavailable. Therefore, we continue to believe that it will be necessary to remove all disclosure of resource estimates from your filing. We will not object to the disclosure of mineralized material which has been delineated by appropriate drilling and/or underground sampling establishing continuity and supporting an estimate of tonnage and an average grade. Mineralized material should only be reported as an in-place tonnage and grade and is not estimated by using geologic inference, which is sometimes classified as inferred or possible material by some evaluators. Units of salable or contained product such as ounces of gold or pounds of copper should also not be disclosed.

Company Response:

On May 7, 2008, Kenneth Sam and Christopher Wagner of Dorsey & Whitney LLP, legal counsel to the Company (together, the “Company Representatives”), and Roger Schuval, Mary Casio, Brad Skinner, George K. Schuler and Paul Dudek, on behalf of the SEC (together, the “SEC Representatives”), held a conference call to discuss SEC Comment No. 1 (the “May 7 Call”). During the May 7 Call, the Company Representatives reiterated the Company’s positions set forth below with respect to SEC Comment No. 1 set forth in the Company’s Response Letter dated March 28, 2008. The SEC Representatives expressed the view that the Company is required to comply with the reporting guidance set forth in Industry Guide 7 notwithstanding instruction number 3 to paragraph (b)(5) of Industry Guide 7 which states that “[e]stimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law ...” (emphasis added).

The Company Representatives outlined the potential issues with disparate disclosure in the United States SEC filings and disclosure outside of the United States. The Company is a reporting issuer in Canada and its common stock is quoted on the Toronto Stock Exchange (“TSX”) under the symbol “GGN”. The TSX is the Company’s primary trading market and consisted of approximately 68.9% of the Company’s trading volume in 2007. The Company is required by Canadian law and the securities commissions in Canada to disclose mineralization estimates in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Terms in NI-43-101 and terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are required to be disclosed by the Company in its annual report and in other filings to comply with the Company’s reporting obligations in Canada. This disclosure is required by Canadian law and, as a result, the SEC mandate could cause the Company’s disclosure in SEC filings to differ materially from disclosure disseminated outside of the United States. Despite the foregoing, the Company intends to comply with the SEC mandate and comply with the guidance in Industry Guide 7 in future SEC filings.

In addition, pursuant to Regulation FD promulgated by the SEC, whenever an issuer intentionally discloses any material nonpublic information regarding that issuer or its securities to any person who is a holder of the issuer’s securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer’s securities on the basis of the information, the issuer is required to make public disclosure of that information simultaneously. Therefore, it is the Company’s view that disclosure of terms other than proven or probable reserves by the Company in its Canadian filings, and the failure of the Company to disclose such information in its United States filings, could be deemed to be a violation of Regulation FD. We were advised by the SEC Representatives that disclosure of mineral resources would be permitted pursuant to Item 7.01 (Regulation FD Disclosure) of Form 8-K.

Finally, SEC disclosure principles under Rule 10b-5 of the Securities Exchange Act of 1934, as amended, require issuers to ensure that its disclosure is does not contain any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. The Company Representatives raised concerns that requiring the

Company to utilize different disclosure in the United States and Canada would be confusing, could be deemed to be misleading and would cause a disadvantage to readers in both the United States and Canada. The Company Representatives also raised concerns related to Sarbanes-Oxley 302 Certification No. 2 related to material omissions. The SEC Representatives advised the Company Representatives that compliance with the SEC’s mandate would not result in a violation of the certifications made by the Company’s principal executive and principal financial officers pursuant to Rule 13(a)-14 or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

SEC Comment No. 2:

We note your response to comment 5 indicating you would prefer to make changes to disclosures about the results of your sampling and analysis in your next annual filing, rather than amend your current filing. We believe you should address this disclosure point when amending your filing to comply with the other comment in this letter. Please submit the proposed changes or modifications you will make. If you believe the differences would not be meaningful, you should submit your explanation along with the draft of all disclosure revisions otherwise necessary to comply. We reissue prior comment 5.

Company Response:

On May 21, 2008, Kenneth Sam of Dorsey & Whitney LLP, legal counsel to the Company, and George K. Schuler, on behalf of the SEC, held a conference call to discuss SEC Comment No. 2 (the “May 21 Call”). During the May 21 Call, Mr. Sam explained that the Company was in the process of preparing the Form 10-KSB for the fiscal year ended March 31, 2008 (the “2008 Form 10-KSB”) and suggested that the Company address SEC Comment No. 1 in connection with the 2008 Form 10-KSB rather than amend the 2007 Form 10-KSB. Mr. Schuler requested that the Company draft a response letter requesting the foregoing. Accordingly, the Company hereby requests permission to address SEC Comment No. 1 in the 2008 Form 10-KSB instead of amending the 2007 Form 10-KSB.

Closing Response:

The Company hereby acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or concerns regarding this response letter, please do not hesitate to contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney LLP, at (303) 629-3445 or by email at sam.kenneth@dorsey.com.

Very truly yours,

GRYPHON GOLD CORPORATION

/s/ Michael Longinotti

Michael Longinotti

Chief Financial Officer